UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Phone: (319) 399-5700
Fax: (319) 286-2512
September 7, 2011
Attn: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	United Fire & Casualty Company
Form 10-K for the Fiscal Year Ended December 31, 2010 (Filed March 1, 2011)
Item 2.01 and 9.01 Form 8-K (Filed March 28, 2011)
Form 10-Q for the Quarterly Period Ended June 30, 2011 (Filed August 5, 2011)
File No. 001-34257
Dear Mr. Rosenberg:
This letter is being submitted on behalf of United Fire & Casualty Company (the “Company”) in response to the comments set forth in your letter dated August 31, 2011 to Dianne M. Lyons, Vice President and Chief Financial Officer of the Company, with respect to the above filings.
Please note that any changes to the Company's Form 10-K disclosures as described below are intended to be applicable to the Company's December 31, 2011 year-end filings and years following, subject to changes in the rules applicable to such filings. Please note that any changes to the Company's Form 10-Q disclosures as described below are intended to be applicable to the Company's Form 10-Q for the quarterly period ended September 30, 2011, and periods following, subject to changes in the rules applicable to such filings. For your convenience, we have set forth the comments from your letter in bold typeface, and appearing below each comment is the disclosure information or responses requested. The Company believes that the following information responds fully and completely to each of the comments in your August 31, 2011 correspondence.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Statements of Income, page 88

1.
Please explain to us why income taxes are described here as federal income tax expense (benefit) and in Note 8 as federal income tax, when you disclose on page 95 that you file income tax returns in various state jurisdictions.

118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909
Phone: 319-399-5700; FAX: 319-286-2512

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 7, 2011

Management's Response:
There are only a few states that assess state income tax on insurance companies. Instead, most states tax insurance companies based on premiums collected. Those states that collect both income tax and premium tax generally provide a deduction from income tax liability for premium taxes paid by insurance companies, or vice-versa. As a result of this offsetting credit, the state income taxes paid by insurance companies are minimal. During 2010, the state income taxes incurred by the Company and its consolidated subsidiaries represented .65 percent of consolidated pretax income, and were thus immaterial. Because of this immateriality, state income taxes incurred were included in “other underwriting expenses” on the Company's 2010 Consolidated Income Statement.
Form 8-K Dated March 28, 2011

2.
You disclose in your Form 8-K that you will file an amended Form 8-K to include the required Item 9.01 financial statements and pro forma financial information for your acquisition of Mercer Insurance Group. It does not appear that the information for this significant acquisition was filed with an amendment. Please include this required information in an amended Form 8-K.

Management's Response:
We are working with our independent registered public accounting firm, are in the process of preparing the requested financial statements and will file the amended Form 8-K as soon as possible.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Note 1. Nature of Operations and Basis of Presentation
Acquisition of Mercer Insurance Group, page 6

3.
You disclose that this transaction was accounted for under the purchase method of accounting and in Note 10 you refer to purchase price allocations. The terms purchase method and purchase price allocation are no longer appropriate under ASC 805. Please provide us proposed disclosure to be included in future filings to refer to the acquisition method as described in ASC 805-10-05.

Management's Response:
The company will revise this Note 1 disclosure in future Form 10-Q filings, beginning with the September 30, 2011 Form 10-Q filing.
NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Acquisition of Mercer Insurance Group
On March 28, 2011, we acquired 100 percent of the outstanding common stock of Mercer Insurance Group for cash consideration of $191.5 million. Accordingly, the results of operations for Mercer Insurance Group have been included in the accompanying unaudited Consolidated Financial Statements from that date forward. After the acquisition, we market through over 1,200 independent property and casualty agencies. In addition, the acquisition allows us to diversify our exposure to weather and other catastrophe risks across our geographic markets.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 7, 2011

This transaction was accounted for under the acquisition method using Mercer Insurance Group historical financial information and applying fair value estimates to the acquired assets, liabilities and commitments as of the acquisition date. For additional information related to this acquisition, see Note 10, “Business Combinations.”
The Company will revise the first and second paragraphs of its Note 10 disclosure in future filings beginning with the September 30, 2011 Form 10-Q filing, as follows:
NOTE 10. BUSINESS COMBINATIONS
On March 28, 2011, we purchased 100.0 percent of the outstanding voting stock of Mercer Insurance Group, which was funded through a combination of cash and short-term debt. The excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed at the acquisition date has been allocated to goodwill and intangible assets of the property and casualty insurance segment.
We are in the process of completing valuation procedures of the separately identifiable intangible assets acquired and assessing the related useful lives of those assets. Provisional amounts have been recognized for these intangible assets, which may be subject to adjustment within one year from the acquisition date. We expect to continue to obtain further information during the measurement period to assist us in determining the fair value of certain of the assets acquired and liabilities assumed. In accordance with the acquisition method, any adjustment to the provisional amounts that have been established will be recognized in the period that the adjustment is identified.
In connection with Management's responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.
Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons
Dianne M. Lyons, Vice President, Chief Financial Officer and Principal Accounting Officer